UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         METROPOLIS REALTY TRUST, INC.
                         -----------------------------
                                (Name of Issuer)

                Class A Common Stock, par value $10.00 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    591730106
                                    ---------
                                 (CUSIP Number)

Michael E. Cahill, Esq.                      John B. Frank
Managing Director & General Counsel          Managing Director & General Counsel
The TCW Group, Inc.                          Oaktree Capital Management, LLC
865 South Figueroa Street, Suite 1800        333 South Grand Avenue, 28th Floor
Los Angeles, California 90017                Los Angeles California 90071
(213) 244-0000                               (213) 830-6300
--------------                               --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 33 Pages
                             Exhibit Index: Page 19

                                  SCHEDULE 13D

CUSIP No. 591730106                                           Page 2 of 33 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  The TCW Group, Inc., on behalf of the TCW Business Unit

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [_]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Nevada

                            7             Sole Voting Power
Number of                                      667,527
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     1,586,814
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     667,527
    With
                            10            Shared Dispositive Power
                                               1,586,814

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,254,341

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]
13       Percent of Class Represented By Amount in Row (11)

                                            17.33%
14       Type of Reporting Person (See Instructions)

                  HC; CO

                                SCHEDULE 13D
CUSIP No. 591730106                                           Page 3 of 33 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Oaktree Capital Management, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [_]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  California

                            7             Sole Voting Power
Number of                                      330,649
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     1,586,814
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     330,649
    With
                            10            Shared Dispositive Power
                                               1,586,814

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           1,917,463

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            14.74%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 4 of 33 Pages



         This Statement on Schedule 13D relates to shares of Class A Common Stock, par value $10.00 per share (the "Common Stock"), of Metropolis Realty Trust, Inc. (the "Issuer"). The securities reported herein were previously reported on a Schedule 13G initially filed on August 11, 1997 and amended on February 12, 1998 and March 26, 2002.


Item 1.           Security and Issuer.


         This Schedule 13D relates to the Common Stock. The address of the principal executive offices of the Issuer is c/o Capital Trust, Inc., 410 Park Avenue, 14th Floor, New York, New York 10022.


Item 2.           Identity and Background.


         This Schedule 13D is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       The TCW Group, Inc., a Nevada corporation  ("TCW"),  on behalf
of  itself  and  its  direct  and  indirect  subsidiaries,   which  collectively
constitute The TCW Group, Inc. Business Unit (the "TCW Business Unit"); and

         ii)      Oaktree  Capital   Management,   LLC,  a  California   limited
liability company ("Oaktree").

         This Schedule 13D relates to (i) shares of Common Stock held by various limited partnerships, trusts and third party accounts for which TCW Asset Management Company, a California corporation and a wholly-owned subsidiary of TCW ("TAMCO"), acts as general partner or investment manager (the "TAMCO Shares") (Oaktree acts as investment sub-adviser to TAMCO with respect to the TAMCO Shares); (ii) shares of Common Stock held by various limited partnerships, trusts and third party accounts for which TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits"), acts as general partner or investment manager (the "Special Credits Shares"); (iii) shares of Common Stock held by two limited partnerships of which Oaktree is general partner; (iv) shares of Common Stock held by a third party account for which Oaktree acts as investment manager and (v) shares of Common Stock held directly by Oaktree (together with the shares of Common Stock referred to in clauses (iii) and (iv) above, the "Oaktree Shares").

         TCW is a holding company of entities involved in the principal business of providing investment advice and management services. The TCW Business Unit is primarily engaged in the provision of investment management services. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and investment management services to affiliated entities. The TCW Business Unit, TCW, TAMCO and Special Credits are sometimes hereinafter collectively referred to as the "TCW Related Entities." The address of the principal business and principal office for the TCW Related Entities is 865
South Figueroa Street, Suite 1800, Los Angeles, California 90017. Current information concerning the identity and background of the executive officers and directors of the TCW Related Entities is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         Societe Generale, S.A., a company incorporated under the laws of France ("SG"), owns approximately 51% of the equity securities and 80% of the voting rights of TCW. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit. SG, for purposes of the federal securities laws, may be deemed ultimately to control TCW and the TCW Business Unit. SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units

                                                              Page 5 of 33 Pages

except the TCW Business Unit), may beneficially own securities of the Issuer which are not reported in this Schedule 13D. In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of shares of Common Stock beneficially owned by TCW and the TCW Business Unit. The Reporting Persons disclaim beneficial ownership of shares of Common Stock beneficially owned by SG and any of SG's other business units.

         The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Current information concerning the identity and background of the executive officers and members of Oaktree is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

         During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         The shares of Common Stock reported herein were previously reported on a Schedule 13G.

         The shares of Common Stock beneficially owned by the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

         Russel S. Bernard ("Mr. Bernard"), a Principal of Oaktree, serves on the Board of Directors of the Issuer and is a member of the Special Committee to the Board of Directors of the Issuer (the "Special Committee") that approved the Sale Transaction (as defined in Item 6 hereof). As a director of the Issuer and as a member of the Special Committee, Mr. Bernard may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         All of the shares of Common Stock reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any current plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                                                              Page 6 of 33 Pages

         The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.


Item 5.           Interest in Securities of the Issuer.


         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons or any of their affiliates are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13(d) or Section 13 (g) of the Securities Act of 1934.


         (a) (i) TCW, on behalf of the TCW Business Unit, may be deemed to be the beneficial owner of 2,254,341 shares of Common Stock (approximately 17.33% of the total number of shares of Common Stock outstanding). This number consists of (i) 1,586,814 shares of Common Stock held by various limited partnerships, trusts and third party accounts for which TAMCO acts as general partner or investment manager (and with respect to which Oaktree acts as investment sub-adviser to TAMCO) and (ii) 667,527 shares of Common Stock held by various limited partnerships, trusts and third party accounts for which Special Credits acts as general partner or investment manager.


                  (ii) Oaktree may be deemed to be the beneficial owner of 1,917,463 shares of Common Stock (approximately 14.74% of the total number of shares of Common Stock outstanding). This number consists of (i) 1,586,814 shares of Common Stock as to which Oaktree serves as an investment sub-adviser to TAMCO in its capacity as the general partner or investment manager for various limited partnerships, trusts and third party accounts; (ii) 284,839 shares of Common Stock held by two limited partnerships of which Oaktree is general partner; (iii) 41,210 shares held by a third party account for which Oaktree acts as investment manager and (iv) 4,600 shares of Common Stock held directly by Oaktree.


         (b) (i) TCW, on behalf of the TCW Business Unit, may be deemed to have sole power to direct the voting and disposition of the 667,527 Special Credits Shares and shared power to direct the voting and disposition of the 1,586,814 TAMCO Shares.


                  (ii) Oaktree may be deemed to have sole power to direct the voting and disposition of the 330,649 Oaktree Shares and shared power to direct the voting and disposition of the 1,586,814 TAMCO Shares.


         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the shares of Common Stock since April 3, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

                                                              Page 7 of 33 Pages

         (d) (i) The investment advisory clients of TCW and the partners of the various partnerships managed by the TCW Related Entities have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by each of TCW and any of the other TCW Related Entities. No such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.


                  (ii) The investment advisory clients of Oaktree, the partners of the various partnerships with respect to which Oaktree is the general partner and the members of Oaktree have the right to receive and, subject to the terms and provisions of such advisory and partnership arrangements, the power to direct the receipt of dividends from, and the proceeds of the sale of, any of the shares of Common Stock beneficially owned by Oaktree. No such client, partner or member has an interest by virtue of such relationship that relates to more than 5% of the Issuer's Common Stock.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As noted in Item 4 above, Mr. Bernard, a Principal of Oaktree, serves on the Board of Directors of the Issuer and is a member of the Special Committee that approved the Sale Transaction (as defined below).

         On May 23, 2002 (the "Effective Date"), each of the following entities (each a "TCW/Oaktree Signatory") entered into a separate Voting Agreement (each a "Voting Agreement" and, collectively, the "Voting Agreements") with Jamestown 1290, L.P., a Delaware limited partnership ("Jamestown"): (i) Oaktree (with respect to the 4,600 shares of Common Stock it holds directly); (ii) Oaktree (with respect to the 182,839 shares of Common Stock held by OCM Real Estate Opportunities Fund A, L.P.; the 102,000 shares of Common Stock held by OCM Real Estate Opportunities Fund B, L.P.; and the 41,200 shares of Common Stock held by Gryphon Domestic VII, LLC (Separate Account)), (iii) TAMCO (with respect to the 791,377 shares of Common Stock held by TCW Special Credits Fund VI; the 521,800 shares of Common Stock held by TCW Special Credits Trust VI; the 192,198 shares of Common Stock held by the GTE Master Pension Trust (Separate Account); and the 81,439 shares of Common Stock held by the Ministers and Missionaries Benefit Board of American Baptist Churches (Separate Account)); and (iv) Special Credits (with respect to the 182,326 shares held by TCW Special Credits Fund IV; the 198,637 shares held by TCW Special Credits Plus Fund; the 177,823 shares of Common Stock held by TCW Special Credits Trust IV; the 45,931 shares of Common Stock held TCW Special Credits Trust IVA; and the 62,810 shares of Common Stock held by the Common Fund for Bond Investments (Separate Account)). The Voting Agreements were entered into in connection with that certain Purchase Agreement, dated as of May 7, 2002 (the "Purchase Agreement"), by and between Issuer and Jamestown, pursuant to which Jamestown agreed to purchase, and the Issuer agreed to sell, the Issuer's real property and office building located at 1290 Avenue of Americas, New York, New York (the "Sale Transaction"). The following summary of the material terms and provisions of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, a form of which is attached hereto as Exhibit B and is incorporated herein by reference.

                                                              Page 8 of 33 Pages

         Voting of Shares of Common Stock. The Voting Agreements provide that at every meeting of the stockholders of the Issuer called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Issuer with respect to any of the following, each TCW/Oaktree Signatory will vote or cause (including by the Proxy, as hereinafter defined) to be voted its shares of Common Stock and any New Shares (as defined below) as follows:

o in favor of (A) approval and adoption of the Purchase Agreement, the transactions contemplated thereby and by the Voting Agreements, and any action in furtherance thereof, (B) waiving any notice that may have been or may be required relating to any reorganization of the Issuer, any reclassification or recapitalization of the capital stock of the Issuer or any sale of assets, change of control, or acquisition of the Issuer by any other individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or governmental body (any "Person"), or any consolidation or merger of the Issuer with or into any other Person to the extent such transaction is undertaken in connection with the Sale Transaction, and (C) any matter that could reasonably be expected to facilitate the Sale Transaction; provided no changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby and no waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by the TCW/Oaktree Signatory pursuant to the Purchase Agreement as in effect on the date thereof;

o in favor of the merger of Issuer into Metropolis Realty Lower Tier LLC, a Delaware limited liability company and a wholly-owned subsidiary of Metropolis Realty Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer, with the Issuer as the surviving entity of such merger (the "Merger"); provided no changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby and no waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by the TCW/Oaktree Signatory pursuant to the Purchase Agreement as in effect on the date thereof; and

o against any matter that could reasonably be expected to hinder, impede, or delay the consummation of the Sale Transaction or materially adversely affect the Sale Transaction and the transactions contemplated by the Voting Agreements and the Purchase Agreement.

         Each TCW/Oaktree Signatory will not, from the Effective Date until the Expiration Date (as hereinafter defined), enter into any agreement or understanding with any Person to vote (other than the Proxy granted in connection herewith) or give instructions inconsistent with the foregoing.

         Proxy. Concurrently with the execution of the Voting Agreements, each TCW/Oaktree Signatory has delivered or caused to be delivered to Jamestown a proxy that is irrevocable to the fullest extent permitted by law, with respect to its shares of Common Stock for which it is the record holder and the beneficial owner (the "Proxy").

         Special Committee. If, prior to each TCW/Oaktree Signatory casting its vote at a meeting of the stockholders, (i) the TCW/Oaktree Signatory is advised in writing by the Special Committee that the Purchase Agreement has been terminated in accordance with its terms, or (ii) changes or modifications have been made to the Purchase Agreement or the transactions contemplated thereby or any waiver has been granted under the Purchase Agreement, in each case which would have a material adverse effect on the economic benefits to be realized by the TCW/Oaktree Signatory pursuant to the Purchase Agreement as in effect on the date thereof, then the TCW/Oaktree Signatory will have the right, but not the

                                                             Page 9 of 33 Pages

obligation, by giving written notice to Jamestown at any time on or prior to the scheduled date of the Issuer's meeting of its stockholders, to terminate the Voting Agreement, and revoke the Proxy, without voting its shares of Common Stock as contemplated by the Voting Agreement.

         New Shares. Each TCW/Oaktree Signatory has agreed that any shares of the Issuer's capital stock (or limited liability company units) that it (A) holds of record and owns beneficially as of the Effective Date; or (B) purchases or with respect to which it otherwise acquires record or beneficial ownership after the execution of the Voting Agreement and prior to the Expiration Date (the foregoing clauses (A) and (B) together "New Shares") will be subject to the terms and conditions of the Voting Agreement to the same extent as if they constituted shares of Common Stock. From the Effective Date until the Expiration Date, each TCW/Oaktree Signatory agreed to execute or cause to be executed such further proxies as may be requested by Jamestown with respect to any New Shares of which such TCW/Oaktree Signatory acquires or discovers beneficial and record ownership, and it will promptly notify Jamestown upon acquiring or discovering beneficial and record ownership of any additional securities of the Issuer.

         No Disposition or Encumbrance of Shares of Common Stock. Each TCW/Oaktree Signatory has agreed, from the Effective Date until the Expiration Date, that it will not, directly or indirectly: (i) other than in connection with the Merger, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or permit or announce any offer, sale, offer of sale, contract of sale or grant of any option for the purchase of, or permit or announce any other disposition or transfer of) any of the shares of Common Stock, or any interest in any of the shares of Common Stock, to any Person other than Jamestown; (ii) create or permit to exist any encumbrance on or otherwise affecting any of its shares of Common Stock; or
(iii) reduce its beneficial ownership of, interest in or risk relating to any of its shares of Common Stock.

         Transfer of Voting Rights. Each TCW/Oaktree Signatory has also agreed that, from the Effective Date until the Expiration Date, it will not deposit any of the shares of Common Stock into a voting trust or grant a proxy (other than the Proxy granted in connection with the Voting Agreement) or enter into a voting agreement or similar contract with respect to any of its shares of Common Stock.

         Waiver of Appraisal Rights. Each TCW/Oaktree Signatory irrevocably and unconditionally waived any rights of appraisal, dissenters' rights or similar rights that it may have in connection with the Sale Transaction and the Merger.

         Termination. Each Voting Agreement and Proxy will terminate and have no further force or effect upon the earlier of (i) the closing date of the Sale Transaction; and (ii) the date the Purchase Agreement is terminated in accordance with its terms (the "Expiration Date").

         Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by Jamestown for information regarding Jamestown, its beneficial ownership of shares of Common Stock and any changes to such beneficial ownership.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the shares

                                                             Page 10 of 33 Pages

of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

         Except as set forth above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 33 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    June 3, 2002                      THE TCW GROUP, INC., ON BEHALF OF
                                           THE TCW BUSINESS UNIT


                                           By: /s/ Lazarus N. Sun
                                               -------------------------------
                                           Name:  Lazarus N. Sun
                                           Title: Authorized Signatory



Date:    June 3, 2002                      OAKTREE CAPITAL MANAGEMENT, LLC


                                           By: /s/ Marc Porosoff
                                               --------------------------------
                                           Name:  Marc Porosoff
                                           Title: Senior Vice President, Legal

                                                            Page 12 of 33 Pages

                                     ANNEX A

             Executive Officers and Directors of The TCW Group, Inc.

                               Executive Officers

Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      ----------------

Robert A. Day                Chairman of the Board and Chief          865 South Figueroa Street, Suite 1800
(United States)              Executive Officer                        Los Angeles, CA 90017

Ernest O. Ellison            Vice Chairman                            865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Thomas E. Larkin, Jr.        Vice Chairman                            865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Marc I. Stern                President                                865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Alvin R. Albe, Jr.           Executive Vice President and Chief       865 South Figueroa Street, Suite 1800
(United States)              Marketing Officer                        Los Angeles, CA 90017

Robert D. Beyer              Executive Vice President and Chief       865 South Figueroa Street, Suite 1800
(United States)              Investment Officer                       Los Angeles, CA 90017

William C. Sonneborn         Executive Vice President and Chief       865 South Figueroa Street, Suite 1800
(United States)              Operating Officer                        Los Angeles, CA 90017

Patrick R. Pagni             Deputy to the Chairman of the Board      865 South Figueroa Street, Suite 1800
(France)                     and Chief Executive Officer              Los Angeles, CA 90017

Michael E. Cahill            Managing Director, General Counsel       865 South Figueroa Street, Suite 1800
(United States)              and Secretary                            Los Angeles, CA 90017


                                                                   Page 13 of 33 Pages

                                    Directors

Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      ----------------
Mark L. Attanasio            Group Managing Director                  11100 Santa Monica Blvd., Ste. 2000
(United States)              Trust Company of the West                Los Angeles, CA  90025

Philippe Citerne             Chief Executive Officer                  17 Cours Valmy
(France)                     Societe Generale, S.A.                   92972 Paris
                                                                      La Defense Cedex, France

Philippe Collas              Chairman and Chief Executive Officer     Elf Tower, 2 Place de la Coupole
(France)                     Societe Generale Asset Management,       92078 Paris
                             S.A.                                     La Defense Cedex, France

Robert A. Day                Chairman and Chief Executive Officer     865 South Figueroa Street, Suite 1800
(United States)              Trust Company of the West                Los Angeles, CA 90017

Damon P. De Laszlo, Esq.     Chairman of Harwin PLC                   Byron's Chambers
(United Kingdom)                                                      A2 Albany, Piccadilly
                                                                      London W1V 9RD - England

William C. Edwards           Partner                                  Bryan & Edwards
(United States)              Bryan & Edwards                          300 Sand Hill Road
                                                                      Building 1, Suite 190
                                                                      Menlo Park, CA 94025

Ernest O. Ellison            Vice Chairman                            865 South Figueroa Street, Suite 1800
(United States)              Trust Company of the West                Los Angeles, CA 90017

Carla A. Hills               Chairman                                 1200 19th Street, N.W.
(United States)              Hills & Company                          Suite 201
                                                                      Washington, D.C. 20036

Dr. Henry A. Kissinger       Chairman                                 Kissinger Associates, Inc.
(United States)              Kissinger Associates, Inc.               350 Park Ave., 26th Floor
                                                                      New York, NY  10022

Thomas E. Larkin, Jr.        Vice President                           865 South Figueroa Street, Suite 1800
(United States)              The TCW Group, Inc.                      Los Angeles, CA 90017

Michael T. Masin, Esq.       Vice Chairman & President                1095 Avenue of the Americas, Room 3922
(United States)              Verizon Communications                   New York, New York 10036

                                                                   Page 14 of 33 Pages

Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      ----------------
Edfred L. Shannon, Jr.       Investor/Rancher                         14081 Summit Dr.
(United States)                                                       Whittier, CA  90602

Robert G. Sims               Private Investor                         16855 W. Bernardo Dr., Suite 250
(United States)                                                       San Diego, CA  92127-1626

Marc I. Stern                President                                865 South Figueroa Street, Suite 1800
(United States)              The TCW Group, Inc.                      Los Angeles, CA 90017

Richard N. Foster            Partner & Director                       55 E. 52nd St., 21st Floor
(United States)              McKinsey & Company, Inc.                 New York, NY  10022

Yasuyuki Tayama              Managing Director                        26-1, Nishi-Shinjuku 1-Chrome
(Japan)                      The Yasuda Fir & Marine Insurance        Shinjuku-ku, Tokyo 160-8338
                             Co., Ltd.

James R. Ukropina            Of Counsel                               400 S. Hope St., 15th Floor
(United States)              O'Melveny & Myers                        Los Angeles, CA  90071-2899



                        Executive Officers and Directors of TCW Asset Management Company


Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      ----------------
Robert A. Day                Chairman of the Board and Chief          865 South Figueroa Street, Suite 1800
(United States)              Executive Officer                        Los Angeles, CA 90017

Thomas E. Larkin, Jr.        Director and Vice Chairman               865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Marc I. Stern                Director, President and Vice Chairman    865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Alvin R. Albe, Jr.           Director, Executive Vice President       865 South Figueroa Street, Suite 1800
(United States)              and Chief Marketing Officer              Los Angeles, CA 90017

Robert D. Beyer              Director, Executive Vice President       865 South Figueroa Street, Suite 1800
(United States)              and Chief Investment Officer             Los Angeles, CA 90017

Mark W. Gibello              Director and Executive Vice President    865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

                                                                   Page 15 of 33 Pages

Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      ----------------
William C. Sonneborn         Director, Executive Vice President       865 South Figueroa Street, Suite 1800
(United States)              and Chief Operating Officer              Los Angeles, CA 90017

Christopher J. Ainley        Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Mark L. Attanasio            Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Philip A. Barach             Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Javier W. Baz                Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Glen E. Bickerstaff          Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Arthur R. Carlson            Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Michael E. Cahill            Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Jean-Marc Chapus             Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Penelope D. Foley            Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Douglas S. Foreman           Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Nicola F. Galluccio          Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Jeffrey E. Gundlach          Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Raymond F. Henze, III        Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017



                                                                   Page 16 of 33 Pages


Stephen McDonald             Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Nathan B. Sandler            Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017

Komal S. Sri-Kumar           Director                                 865 South Figueroa Street, Suite 1800
(United States)                                                       Los Angeles, CA 90017


                                General Partners of TCW Special Credits

TCW Asset Management Company is the Managing General Partner. Set forth below is information regarding the other General Partners.

Name/Citizenship             Principal Occupation                     Business Address
---------------              -------------------                      -----------------
Bruce A. Karsh               President and Principal of Oaktree       Oaktree Capital Management, LLC
(United States)              Capital Management, LLC                  333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Howard S. Marks              Chairman and Principal of Oaktree        Oaktree Capital Management, LLC
(United States)              Capital Management, LLC                  333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Sheldon M. Stone             Principal of Oaktree Capital             Oaktree Capital Management, LLC
(United States)              Management, LLC                          333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

David Richard Masson         Principal of Oaktree Capital             Oaktree Capital Management, LLC
(United States)              Management, LLC                          333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

                          Executive Officers and Members of Oaktree Capital Management, LLC

Name/Citizenship             Principal Occupation                     Business Address
-----------------            -------------------                      ------------------
Howard S. Marks              Chairman and Principal                   Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

                                                       Page 17 of 33 Pages

Bruce A. Karsh               President and Principal                  Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Sheldon M. Stone             Principal                                Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

David Richard Masson         Principal                                Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Larry Keele                  Principal                                Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Russel S. Bernard            Principal                                Oaktree Capital Management, LLC
(United States)                                                       1301 Avenue of the Americas
                                                                      34th Floor
                                                                      New York, NY 10019

Stephen A. Kaplan            Principal                                Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

David Kircheimer             Principal and Chief Financial and        Oaktree Capital Management, LLC
(United States)              Administrative Officer                   333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Kevin L. Clayton             Principal                                Oaktree Capital Management, LLC
(United States)                                                       1301 Avenue of the Americas
                                                                      34th Floor
                                                                      New York, NY 10019

                                                          Page 18 of 33 Pages

John W. Moon                 Principal                                Oaktree Capital Management, LLC
(United States)                                                       1301 Avenue of the Americas
                                                                      34th Floor
                                                                      New York, NY 10019

John B. Frank                Managing Director and General Counsel    Oaktree Capital Management, LLC
(United States)                                                       333 South Grand Avenue
                                                                      28th Floor
                                                                      Los Angeles, CA 90071

Marc Porosoff                 Senior Vice President, Legal            Oaktree Capital Management, LLC
(United States)                                                       1301 Avenue of the Americas
                                                                      34th Floor
                                                                      New York, NY 10019

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any shares of Common Stock.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the shares of Common Stock.


                                                             Page 19 of 33 Pages

                                  EXHIBIT INDEX

                                                                       Page No.
                                                                       -------

A.  Joint Filing  Agreement,  dated as of June 3, 2002,
    by and between The TCW Group,Inc., on behalf of the
    TCW Business Unit, and Oaktree Capital Management, LLC ...............20

B.  Form of Voting Agreement..............................................21